UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

General Moly, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

370373102

(CUSIP Number)

Bruce D. Hansen

1726 Cole Blvd., Suite 115

Lakewood, CO 80401

Tel: (303) 928-8599

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 370373102

1	Name of Reporting Person S.S. Or I.R.S. Identification No. Of Above Person Bruce D. Hansen

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 9,458,630

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,458,630

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,458,630

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.7% (1)

14	Type of Reporting Person IN

(1)                                 Based on 137,114,804 shares of Common Stock of the Issuer outstanding as of October 22, 2018.

SCHEDULE 13D

CUSIP No. 370373102

Item 1.                                      Security and Issuer.

The class of securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of General Moly, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 1726 Cole Blvd., Suite 115, Lakewood, CO 80401.

Item 2.                                      Identity and Background.

(a)                                 This statement is being filed by Bruce D. Hansen (the “Reporting Person”).

(b)                                 The business address of the Reporting Person is 1726 Cole Blvd., Suite 115, Lakewood, CO 80401.

(c)                                  The principal occupation of the Reporting Person is the Chief Executive Officer and Chief Financial Officer and a Director of the Issuer.

(d)                                 During the last 5 years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last 5 years the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States of America.

Item 3.                                      Source and Amount of Funds or Other Consideration.

The Reporting Person beneficially owns a total of 9,458,630 shares of Common Stock (the “Shares”), including up to 750,000 shares issuable upon conversion of convertible senior promissory notes held by the Reporting Person and an aggregate of 3,500,000 shares issuable upon exercise of common stock purchase warrants held by the Reporting Person.  The Shares were acquired using personal funds of the Reporting Person or through equity incentive grants made by the Issuer to the Reporting Person in connection with the Reporting Person’s employment as an executive officer of the Issuer.

No borrowed funds were used to purchase any of the Shares of the Issuer.

Item 4.                                      Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes and as compensation for his services as an executive officer of the Issuer.  In his capacity as the Chief Executive Officer and Chief Financial Officer and a Director of the Issuer, the Reporting Person intends to participate in and influence the affairs of the Issuer.

Except as set forth herein, including the exhibits hereto, the Reporting Person has no present plans or proposals which relate to or would result in:

SCHEDULE 13D

CUSIP No. 370373102

(a)                                 the acquisition by any person of additional securities or the disposition of securities of the Issuer;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                                 any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)                                  any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   any other material change in the Issuer’s business or corporate structure, changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)                                  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)                                 a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)                                     any action similar to any of those enumerated above.

The Reporting Person may in the future take such actions with respect to his investment in the Common Stock as he deems appropriate, including, without limitation, increasing or decreasing his investment in the Common Stock or otherwise changing his intention with respect to any and all matters referred to in this Item 4.

Item 5.                                      Interest in Securities of the Issuer.

(a)                                 As of the date of this filing, the Reporting Person beneficially owns an aggregate of 9,458,630 Shares, representing approximately 6.7% of the outstanding Common Stock of the Issuer, including:

(i)                                     5,208,603 Shares held directly;

(ii)                                  up to 750,000 Shares issuable upon conversion of senior convertible promissory notes having a conversion price equal to 80% of the greater of (x) the average volume weighted average price for the 30 business day period ending on the business day prior to the date of the conversion, or (y) the average volume weighted average price for the 30 business day period ending on the original issuance date of the note, provided that the conversion price may not less than $0.32;

(iii)                               1,500,000 Shares issuable upon exercise of common stock purchase warrants having an exercise price of $1.00 per share; and

SCHEDULE 13D

CUSIP No. 370373102

(iv)                              2,000,000 Shares issuable upon exercise of common stock purchase warrants having an exercise price of $0.35 per share.

For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Common Stock are calculated based on 137,114,804 shares of Common Stock outstanding as of October 22, 2018.

(b)                                 The Reporting Person holds sole voting power and sole dispositive power with respect to the Shares.

(c)                                  Except as set forth below, no transactions in the Common Stock were effected during the past 60 days by the Reporting Person:

On October 18, 2018, the Issuer issued units in a registered public offering at an offering price of $0.25 per unit.  Each unit consists of (i) one share of Common Stock and (ii) one warrant to purchase one share of Common Stock at an exercise price of $0.35 per share.  The Reporting Person purchased 2,000,000 units (including 2,000,000 shares of Common Stock and warrants to purchase 2,000,000 shares of Common Stock at an exercise price of $0.35 per share) for a total purchase price of $500,000.  The offering closed on October 22, 2018.

(d)                                 To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)                                  Not applicable.

Item 6.                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, except for the senior convertible promissory notes and common stock purchase warrants mentioned elsewhere in this document and equity incentive agreements entered pursuant to the Issuer’s                    General Moly, Inc. 2006 Equity Incentive Plan, as Amended and Restated.

Item 7.                                      Materials to be Filed as Exhibits.

None.

SCHEDULE 13D

CUSIP No. 370373102

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 23, 2018

/s/ Bruce D. Hansen
Bruce D. Hansen